

November 30, 2010

Mr. Jonathan Neuman
President and Chief Operating Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard – Suite 301
Boca Raton, Florida 33487

Re: Imperial Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 10, 2010
File No. 333-168785

Dear Mr. Neuman:

We have reviewed your amended registration statement and response letter dated November 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the Prospectus.

Prospectus Summary

Our Services and Products

Premium Finance Transactions, page 1

2.   Revise the last paragraph or the discussion on page 3 to disclose how the protection insurance amount is determined and if it changes during the term of the policy. In addition, disclose the percentage of defaulted loans where the lender protection insurer has taken control of the policy. Finally, add disclosure regarding the "minimum monthly premium outlay required" to clarify how premiums are charged, i.e., fixed level premiums, increasing premiums, etc. In this regard, explain what flexibility you have in paying premiums.

Risk Factors, page 13

3.   We note that your current provider of lender protection (i.e. Lexington) has informed you they will cease providing lender protection coverage upon the earlier of (i) the completion of the offering or (ii) December 31, 2010. Please revise your disclosures to address the following:
   - Disclose whether the lender protection insurance to be terminated will continue to cover all existing loans outstanding until their respective maturity dates;
   - Given that essentially all loans that have reached maturity have been submitted to Lexington for loan repayment, please revise to address your expectations as to how currently existing and future loans will be repaid upon termination of the agreement;
   - Revise to address the expected impact on your operating performance, financial position and cash flows as a result of the termination of the agreement; and
   - Revise to disclose whether you expect to increase your investments in life settlements in the future as a result of future loan maturities and the elimination of the lender protection insurance.

Corporate Conversion, page 34

4.   Please revise to disclose the number of common stock shares which will be issued in each of the individual common and preferred unit conversions disclosed.

5.   In regard to the common and preferred units and promissory note exchanged for the $30 million debenture in November 2010, disclose how the each of these instruments was valued in determining the total amount of the debenture issued. Further, tell us whether the methodology and terms for converting the debenture into common stock is

comparable to or consistent with the methodology and terms associated with converting each of the individual common and preferred unit conversion discussed.

6.	Disclose the number of number of shares of common stock which will be issued to the three "Principal Shareholders" after the corporate conversion and prior to the conversion of the debenture and closing of the offering. Address whether you will record any related stock compensation expense in regard to the issuance of these shares.

7.	We note your disclosure on page 35 that you have phantom stock agreements with two employees who will receive shares of common stock following the corporate conversion. Please be aware that you will be required to list these employees in the Principal Shareholders table if either of these employees beneficially own more than 5% of your common stock following the conversion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premium Finance Business, page 45

8.	We note your response to our prior comment 11 in our letter dated October 22, 2010. However, we continue to have questions regarding your premium finance business. Supplementally, and with a view towards providing additional disclosure, please provide us with a step-by-step example of a typical premium finance transaction. Please describe the process by which a person becomes a policyholder, obtains a loan from you and relinquishes the loan to you upon default. Also describe the involvement of agent and the lender protection insurance, or conversely, a situation where you retain the loan for investment. Please describe the parties involved in each step and the fees applicable to each party.

Provision for losses on Loans Receivable, page 52

9.	The table added on page 52 indicates that all loans that were not repaid at maturity were submitted to the lender protection insurer (LPI). Tell us the amount of actual losses recognized on these loans that were submitted to and paid by the LPI. In other words, address the losses recorded, for all periods presented, when comparing the cash received on the claims paid by the LPI to the amount of loan principal, accrued interest income accrued origination fees owed on the loans.

10.	For each of the periods presented, tell us the amount of claims submitted for loans that were considered impaired at loan maturity. Tell us the amount of individual losses recognized on these loans upon receipt of the claims paid by the LPI.

11.   Tell us the typical timeframe from when you submit a claim to the LPI until you receive payment.

12.   Please tell us if the loss of lender protection insurance impacts coverage on current premium finance loans. Considering premium finance loans are collateral dependent and that the insured value of collateral has often been its highest value please tell us and revise to disclose how the termination of lender protection insurance is going to impact the fair value of those loans and your provision for loan loss policy.

Ownership of Life Insurance Policies, page 54

13.   As it relates to your initial recording of the investment in life settlements, please revise to address whether the net carrying amount of the loan includes the accrued interest and origination fee income.

Revenue Recognition, page 56

14.   We note your response to prior comment 11. Please revise the "Premium Finance Business Overview" section on page 77 to address the information included in your response.

Business

General

15.   We note that you plan to change your business model going forward to eliminate the use of lender protection insurance in order to have a greater opportunity in the determination or whether to fund the premiums on selected loans/investments, to reduce the cost of funding and to grow the premium finance segment of the business. Please revise your disclosures to address the following so that both we and the reader have a better understanding of the enhanced business model in the future:
•   Revise to provide a specific and thorough discussion of the changes to be made to the existing business model;
•   Address your sources for funding new premium finance loans in the future addressing the impact and use of expected proceeds from the offering;
•   Given that you currently utilize Lexington to determine the insured value of the loans which have matured, tell us how this process will change in the future given that the lender protection insurance will terminate at the earlier of the closing of the IPO or December 31, 2010;

- Address how you expect the current loans outstanding to be repaid given the expected termination of the lender protection insurance and the lack of repayment history outside of this insurance;
- Address the expected levels of liquidity which will be required to fund premiums in the future; and
- Given that the premium finance segment has historically not been profitable, address the specific steps to be taken by management in order to improve the operating performance in this segment.

Sources of Revenue, page 79

16.   Please tell us why management believes that such a large percentage of borrowers have in the past, and will continue to in the future, default on their loans and relinquish ownership of the life insurance policy to you.

Marketing, page 86

17.   Please provide more detail as to why management expects that many of your clients will complete two or more transactions over time.

Consolidated and Combined financial statements as of December 31. 2008 and 2009 and for each of the three years in the period ended December 31, 2009. Unaudited interim Consolidated Financial Statements as of September 30, 2010 and for the Nine Months Ended September 30, 2010 and 2009

18.   We note your response to prior comment 14. Please provide the previously requested information in the next amendment or acknowledge that it will be provided when it becomes available.

19.   Further, in regard to your response to prior comment 14, provide us with specific detailed information addressing the accounting literature which enabled you to reach the conclusion that there were no beneficial conversion features associated with the conversion of outstanding member units into common stock or in the conversion any debt into common stock.

Notes to Consolidated and Combined Financial Statements

Note 2 Summary of Significant Accounting Policies

Interest Income and Origination Income, page F-9

20.   We note that your policy references ASC 605 for recognizing interest and origination income on impaired loans. We note that if a loan is considered to be impaired it is usually determined based on current information and events which indicate that a company will be unable to collect all amounts due according to the contractual terms of the agreement (ASC 310-10-35-16). Tell us the basis for the determination, in certain circumstances, that a specified loan would be determined to be impaired at inception. Further, since it does not appear that there is a demonstrated repayment history from the borrower due to payments of any type not being required until loan maturity, it is unclear as to why interest or loan origination fee income should be accreted into income using the effective interest method as opposed to some other method (e.g. cash basis). Please provide us with specific evidence to support your position that the collectability of both interest and origination fee income is probable based on the estimate of proceeds to be received upon maturity of the loan.

Note 7-Loans Receivable, page F-14

21.   We note your response to prior comment 18. Please revise to include the disclosure required by ASC 310-10-50-15, specifically quantify the investment in impaired loans that have an allowance and the investment in impaired loans that do not have an allowance.

22.   We note that you have included a rollforward of the allowance for interest receivable. Tell us what this allowance represents (e.g. is this interest that is not expected to be collected or if this interest that was reversed).

23.   In regard to loan origination fees, ASC 310-20-35-17 states that it is not appropriate to amortize fees during periods in which interest income on a loan is not being recognized because of concerns about the realization of loan principal or interest. Please tell us how this impacts the recognition of loan origination fees.

Note 11 – Investment in Life Settlements, page F-18

24.   We note your response to prior comment 20. Please confirm that the gain recorded was determined by taking into consideration all amounts owed which included loan principal and accrued interest and loan origination income on each of the respective loans which

are now reflected as investments. Further, tell us whether there were previous impairments recorded on any of these individual loans.

Notes to Consolidated and Condensed Unaudited Financial Statements For the Nine Month Period Ended September 30, 2009 and September 30, 2010

Notes to Consolidated and Combined Financial Statements

Note 3 – Loans Receivable

25.   Please revise to include a rollforward of the loan impairment valuation for the interim periods provided similar to the information provided for the fiscal period information provided in Note 7 on page F-16.

Note 4-Lender protection Insurance Claims Received In Advance, page F-36

26.   We note your disclosure regarding the termination of the Ableco credit facility and claims settlement agreement with Lexington. Please tell us the following so that we may better understand the transaction and your accounting:
  - Revise to disclose and explain to us your relationship with Imperial PFC Financing as it relates to the reimbursement of the lender protection insurer for certain loss payments (i.e $96.9 million under the current settlement and $77 million from previous agreements) and the basis for concluding that you have no exposure or reimbursement obligation for these loss amounts;
  - Tell us whether the settlement agreement with Lexington only relates to loans originated under the Ableco credit facility or if this type of insurance will continue to be provided by Lexington for loans previously made or to be made under other credit facilities; and
  - Disclose the remaining dollar amount of premium finance loans which have not yet matured for which this insurance claims settlement relates.

You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc. (facsimile only)
   Michael B. Kirwan, Esq.
   Foley & Lardner LLP
   (904) 359-8700